

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 14, 2016

<u>Via E-Mail</u>
Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
#3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: Cannabics Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed December 15, 2014**
> **File No. 000-52403**

Dear Mr. Borochov:

We issued comments on the above captioned filing on March 23, 2015, May 5, 2015, June 22, 2015, September 15, 2015, November 30, 2015, and February 12, 2016, and have read your responses in your April 20, 2015, May 27, 2015, August 14, 2015, October 20, 2015, December 23, 2015, and February 22, 2016 letters, but continue to have concerns regarding several issues raised in our comments, including the potential impact of the federal Controlled Substances Act on your business operations.

Please note that we are terminating our review of your Form 10-K and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Hillary Daniels (202) 551-3959 or John Reynolds at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining